Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-149862

SUPPLEMENT NO. 1
Dated December 24, 2008
to the Prospectus dated May 1, 2008
for the TIAA Real Estate Account

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2008, which we refer to as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

I.      TIAA LIQUIDITY GUARANTEE

Pursuant to its existing liquidity guarantee obligation, the general account of Teachers Insurance and Annuity Association of America (the “TIAA general account”) purchased an aggregate of $155.6 million of accumulation units (“Liquidity Units”) issued by the TIAA Real Estate Account (the “Real Estate Account”) on December 24, 2008. As discussed in the prospectus, the TIAA general account guarantees that all participants in the Real Estate Account may redeem their accumulation units at their accumulation unit value next determined after their transfer or cash withdrawal request is received in good order. Transfers from the Real Estate Account to a CREF or TIAA account, or another investment option, are limited to once every calendar quarter (except for specifically prescribed systematic withdrawals established in accordance with the terms of the participant’s contract and employer’s plan). This liquidity guarantee is not a guarantee of either investment performance or the value of units in the Real Estate Account.

Management cannot predict the extent to which future Liquidity Unit purchases, if any, will be required under this liquidity guarantee, nor can management predict when such Liquidity Units will be redeemed in part, or in full. As of September 30, 2008, TIAA’s general account had admitted assets equal to approximately $182.6 billion. As of the date of this prospectus supplement and after giving effect to the Liquidity Unit purchase described above, the Real Estate Account’s net assets totaled approximately $11.7 billion.

As disclosed in the Real Estate Account’s prospectus and in accordance with a prohibited transaction exemption from the U.S. Department of Labor (PTE 96-76), the Real Estate Account’s independent fiduciary, Real Estate Research Corporation, has certain responsibilities with respect to the Real Estate Account that it has undertaken or is currently undertaking with respect to TIAA’s purchase of Liquidity Units, including among other things, reviewing the purchase and redemption of Liquidity Units by TIAA to ensure the Real Estate Account uses the correct unit values. In addition, as set forth in PTE 96-76, the independent fiduciary’s responsibilities include:

•	establishing the percentage of total accumulation units that TIAA’s ownership should not exceed (the “trigger point”) and creating a method for changing the trigger point;

•	approving any adjustment of TIAA’s ownership interest in the Real Estate Account and, in its discretion, requiring an adjustment if TIAA’s ownership of Liquidity Units reaches the trigger point; and

•	once the trigger point has been reached, participating in any program to reduce TIAA’s ownership in the Real Estate Account by utilizing cash flow or liquid investments in the Real Estate Account, or by utilizing the proceeds from asset sales. The independent fiduciary’s role in participating in any asset sales program would include (i) participating in the selection of properties for sale, (ii) providing sales guidelines and (iii) approving those sales if, in the independent fiduciary’s opinion, such sales are desirable to reduce TIAA’s ownership of Liquidity Units.

The independent fiduciary has established the trigger point at 45% of the outstanding accumulation units and it will continue to monitor TIAA’s ownership interest in the Real Estate Account and provide further recommendations as necessary.

As of the date of this prospectus supplement and after giving effect to the $155.6 million in Liquidity Unit purchases described above, approximately 4.4% ($590 million) of the Real Estate Account’s total investments are comprised of cash and marketable securities. In the near term, such cash and securities may comprise less than 10% of the Real Estate Account’s investments, but management intends to increase the Real Estate Account’s holdings in short-term marketable securities to the extent practicable, consistent with its investment strategy and objective, which continues to be to invest between 75% and 85% of its assets directly in real estate or real estate-related investments with the goal of producing favorable long-term returns primarily through rental income and appreciation.

Investors are encouraged to read the Real Estate Account’s periodic reports filed with the U.S. Securities and Exchange Commission, as well as the prospectus, in particular the section entitled “Establishing and Managing the Account – The Role of TIAA” beginning on page 24, for more information with respect to the liquidity guarantee and the role of the Independent Fiduciary when the TIAA general account holds Liquidity Units.

II.      INDEPENDENT FIDUCIARY RENEWAL

As required by PTE 96-76, a special subcommittee of the investment committee of the TIAA Board of Trustees is vested with the responsibility to renew the appointment of the Real Estate Account’s independent fiduciary. Real Estate Research Corporation’s current appointment expires on February 28, 2009. This subcommittee has renewed the appointment of Real Estate Research Corporation as the Real Estate Account’s independent fiduciary for a term extending three years beyond such date. As such, the first sentence of the third full paragraph on page 27 of the prospectus is replaced in its entirety with the following:

“A special subcommittee consisting of five (5) independent outside members of the Investment Committee of TIAA’s Board of Trustees renewed the appointment of Real Estate Research Corporation as the independent fiduciary for an additional three-year term, which appointment is effective as of January 1, 2009, and continues through February 29, 2012.”

III.      EXPENSE RECONCILIATION

In keeping with the Real Estate Account’s “at cost” expense structure, the amounts deducted on a daily basis from the Account are based on estimated expenses and, as described in the prospectus, any differences between these estimates and the actual expenses are adjusted during the following quarter to reflect actual costs. The following includes new language which indicates that certain adjustments of expenses during the current quarter may be made if required by generally accepted accounting principles.

Accordingly, the third paragraph on page 6 of the prospectus in the section entitled “Summary of Account’s Expense Deductions” is replaced in its entirety with the following:

“TIAA and Services provide administration and distribution services, as applicable, on an at-cost basis. Since expenses are charged at cost, the expenses described are estimates for the year based on projected expense and asset levels. Administration charges include certain costs associated with the provision by TIAA entities of recordkeeping and other services for retirement plans and other pension products in addition to the Account. A portion of these expenses is allocated to the Account in accordance with applicable allocation procedures. Any differences between actual and estimated expenses are adjusted quarterly, provided that material differences may be repaid in the current calendar quarter, in accordance with generally accepted accounting principles (GAAP). The expenses identified in the table above do not include any fees which may be imposed by your employer under a plan maintained by your employer. For more information, see “Expense Deductions” on page 72.”

In addition, the third paragraph on page 72 of the prospectus in the section entitled “Expense Deductions” is replaced in its entirety with the following:

“After the end of every quarter, we reconcile the amount deducted from the Account as discussed above with the expenses the Account actually incurred. If there is a difference, we add it to or deduct it from the Account in equal daily installments over the remaining days in the quarter, provided that material differences may be repaid in the current calendar quarter, in accordance with generally accepted accounting principles (GAAP). Our at-cost deductions are based on projections of Account assets and overall expenses, and the size of any adjusting payments will be directly affected by how different our projections are from the Account’s actual assets or expenses.”

A11799 (12/08)